UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                              RMS TITANIC INC
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                0007496121
                          -----------------------------
                                 (CUSIP Number)


                                   Bob Stupak
                      C/O Sperry, Young & Stoecklein
                     1850 East Flamingo Rd. Suite 111
                             Las Vegas, Nevada 89119
                                 (702) 794-2590
           (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communications)

                                 March 30, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Bob Stupak

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
               Not applicable
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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        6      CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.

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NUMBER OF                (7)     SOLE VOTING POWER               50,178
SHARES
BENEFICIALLY             (8)     SHARED VOTING POWER             0
OWNED BYEACH REPORTING   (9)     SOLE DISPOSITIVE POWER          50,178
PERSON WITH              (10)    SHARED DISPOSITIVE POWER        0

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        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               50,178

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        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]
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        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               currently less than 5%

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        14     TYPE OF REPORTING PERSON*
               INDIVIDUAL
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

                    SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              EXPLANATORY STATEMENT

      This filing (the "Filing") pursuant to Rule 13d under then Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on
Schedule 13D filed by Bob Stupak ("Mr. Stupak"), the "Reporting Person" with respect to the common stock, par value $.0001 per share (the "Common Stock"), of RMS Titanic, Inc., a Florida corporation (the "Issuer") or the ("Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

      This filing is for the purpose of reporting open market transactions involving the sales, transfers and intended purchases of Common Stock by the Reporting Person. The filing of this report is not, and should not be and admission that such report is required to be filed.


ITEM 1.  SECURITY AND ISSUER

        This statement relates to common stock of RMS Titanic, Inc. (the "Issuer"). The principal executive office of the Issuer are located at 17 Battery Place, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Bob Stupak (a "Reporting Person").

      Stupak. The business address of Mr. Stupak is c/o Sperry, Young & Stoecklein 1850 E. Flamingo #111, Las Vegas, Nevada 89119. Mr. Stupak is a citizen of the United States.

      During the last five years, the Reporting Person, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          N/A

ITEM 4.  PURPOSE OF TRANSACTION

        As a result of a meeting between George Tulloch, the Issuer's President, and Allen Carlin, General Counsel at the Issuer's offices in New York, to discuss Reporting Person's future projects. The Reporting Person desires that a direct association with the company be made and believes that relationship, may be economically beneficial to the Shareholders of Issuer.

      In anticipation of the development of such relationship Reporting Person hereby discloses his intentions of acquiring a significant amount of stock in the future, which may be in excess of 5% of the outstanding shares of Issuer in a random and arbitrary acquisition approach.

      Issuer's artifacts derived from its exploration of the Titanic are of such meaningful historic value that Reporting Person is of the opinion that such property, in conformity with the policies of the Issuer, should not be subject to sale to the private sector, however; should be maintained to honor all those who perished and survived aboard the Titanic and all of their descendants. The Reporting Person believes that he can make available to the company, a traditionally dignified place to display any artifacts, which may be financially beneficial to the company, and its shareholders.

      The Reporting Person is of the belief that the discussions over the project may result in a long term benefit to the Issuer in full compliance with the compatibility of the Issuers current philosophy and policy toward the artifacts retrieved through the exploration of the Titanic.

     The Reporting Person, after a meeting in Las Vegas, Nevada, with Larry Gilbert, president of Exhibition Merchandising, Inc, DBA Titanic Merchandising, the contractual merchandising arm for R.M.S. Titanic, Inc., put into writing an understanding (the "Titanic Merchandising Purchase Agreement") for purposes of: (i) acquiring Titanic merchandise (replica and other merchandise) and (ii) establishing an ongoing relationship to acquire Titanic based merchandise some of which has already been purchased.

     At the present time the Reporting Person, in response to Item 2 of this Statement does not have any plans or proposals which relate to or would result in any of the following, except as discussed above in Item 2 and in this Item 4:

     (1)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (2)Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (3)Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board;
     (4)Any material change in the present capitalization or dividend policy of the Issuer;

     (5)Any other material change in the Issuer's business or corporate structure;

     (6)Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other corporate actions which may impede the acquisition of control of the Company by any person;

     (7)Causing the Issuer's Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (8)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (9)  Any action similar to any of those enumerated above.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

As of March 26, 1999, the Reporting Person was the beneficial owner of 50,178 shares of Common Stock, which represents approximately 0.310% of the outstanding Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No formal agreements have been signed between the Reporting Person and any other person with respect to the securities of the Issuer, at the present time.

Item 7  EXHIBITS

     N/A

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        March 30, 1999                      /s/  BOB STUPAK
        -------------                     ---------------------------------
            Date                               Bob Stupak